(A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA
                            WITH LIMITED LIABILITY)
                               (STOCK CODE: 0368)

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EXTRAORDINARY GENERAL MEETING") of Jilin Chemical Industrial Company Limited (the "Company") will be held on 20 January 2005 at 9:00 a.m. at the Conference Room of the Company on the 19th Floor, No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People's Republic of China, for the purpose of:

                             AS ORDINARY RESOLUTIONS

1. considering and, if thought fit, passing the following resolutions with or without modifications as ordinary resolutions of the Company:

      "THAT:

      (a) the Master Products and Services Agreement entered into by the Company and PetroChina Company Limited ("PetroChina"), the cross-provision of products and services according to the pricing principles and terms thereof in the ordinary and usual course of business of both the Company and Petrochina for the period from 1 January 2005 to 31 December 2007 and the annual limits for such transactions with PetroChina (the "Continuing Connected Transactions with PetroChina") for the years 2005, 2006 and 2007 were Renminbi ("RMB") 52,215,000 thousands, RMB65,850,000 thousands and RMB71,386,000 thousands, respectively, be and are hereby generally and unconditionally approved.

      (b) the Composite Services Agreement entered into by the Company and Jilin Chemical Group Corporation ("JCGC"), the cross-provision of products and services according to the pricing principles and terms thereof in the ordinary and usual course of business of both the Company and JCGC for the period from 1 January 2005 to 31 December 2007 and the annual limits for such transactions with JCGC (the "Continuing Connected Transactions with JCGC") for the years 2005, 2006 and 2007 were RMB1,658,500 thousands, RMB1,799,240 thousands and RMB1,960,070 thousands, respectively, be and are hereby generally and unconditionally approved.

      (c) the directors of the Company be and are hereby authorized to do such further acts and things and execute further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Continuing Connected Transactions with PetroChina and the Continuing Connected Transactions with JCGC mentioned above under resolution
            (a) and resolution (b)."

2. considering and approving the resolutions in relation to the rules of procedure for shareholders' general meetings of the Company, details of which will be set out in the circular to be despatched to the shareholders of the Company in relation to the Extraordinary General Meeting in due course.

                             AS SPECIAL RESOLUTIONS

3. considering and approving the resolutions in relation to the amendments to the articles of association of the Company (the "Proposed Amendments"), details of which are set out in the announcement of the Company in relation to the Continuing Connected Transactions with PetroChina, Continuing Connected Transactions with JCGC and the Proposed Amendments published on 2 December 2004 and the circular to be despatched to the shareholders of the Company in relation to the Extraordinary General Meeting.

                                                     By Order of the Board
                                                          ZHANG LIYAN
                                                       COMPANY SECRETARY

Jilin, PRC
2 December 2004

NOTES:

(A) Holders of the Company's share whose names appear on the register of members of the Company at 4:00 p.m. on 21 December 2004 are entitled to attend the Extraordinary General Meeting with their passports or other identity papers.

(B) The register of members of the Company will close from 22 December 2004 to 20 January 2005 (both days inclusive), during which time no share transfer will be effected.

(C) Each shareholder who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies, whether they are members or not, to attend and vote on his behalf at the Extraordinary General Meeting.

(D) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(E) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that
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      instrument is signed by an attorney of the appointor, the power of attorney must be certified by a notary. The notarially certified power of attorney, or other documents of authorization, and the form of proxy must be delivered to the Company's registrar, Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting.

(F) Shareholders intending to attend the Extraordinary General Meeting should return the accompanying reply slip to the Secretary's Office to the Company before 31 December 2004 personally/or by mail, cable or facsimile.

(G) The Extraordinary General Meeting is expected to last half a day. Shareholders attending the Extraordinary General Meeting will be responsible for their own transportation and accommodation expenses.

(H)   The details of the Secretary's Office of the Company are as follows:
      No. 9 Longtan street
      Longtan District
      Jilin City
      Jilin Province
      PRC
      Postal code: 132021
      Tel: (86 432) 3903651
      Fax: (86 432) 3028126